 Exhibit 99.1

Cummins Westport Appoints Rob Neitzke as President Effective January 2015

VANCOUVER, Oct. 6, 2014 /CNW/ - Cummins Westport Inc. (CWI) today announced that Rob Neitzke, currently General Manager of the Construction Segment of Cummins off-highway engine business, has been appointed as President of CWI effective January 1, 2015.

"In the last five years, Rob's leadership and strategic initiatives have contributed to the success of the Cummins Construction Segment, increasing its revenue, profit, and market share globally," said Ed Pence, Cummins Vice President, High Horsepower Engine Business, and Chairman of CWI.  "We expect Rob to bring the same kind of leadership, performance, and growth mindset to CWI in the next phase of its expansion in coming years."

Rob started with Cummins in 1994 and worked in a number of roles in High Horsepower fuel systems; industrial applications engineering; Six Sigma black belt; emerging market strategy in India, Russia and Africa; and Distribution Business Unit channel management in Europe, Middle East and Africa and CIS.  Prior to joining Cummins, Rob was a management consultant at Deloitte and a controls engineer at Allison Gas Turbine.  Rob holds bachelors and masters degrees in electrical engineering from Tri-State and Purdue Universities and an MBA from Kelly School of Business.

Gordon Exel, current CWI President, will be returning to a senior leadership position at Westport at the end of 2014.

"On behalf of the board of directors of CWI, we thank Gord for his commitment and expertise in leading CWI in the past year," said Jim Arthurs, Westport Executive Vice President, Heavy Duty Engine Systems.  "We welcome him back to Westport and wish him continued success."

As per the terms of the CWI joint venture agreement, Westport will nominate the Chairman of the joint venture for the next three-year term commencing January 1, 2015.  This nomination will be confirmed by December 2014.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT/TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities legislation.

SOURCE Cummins Westport Inc.

Image with caption: "Rob Neitzke Appointed as President of Cummins Westport Inc. Effective January 2015 (CNW Group/Cummins Westport Inc.)". Image available at: http://photos.newswire.ca/images/download/20141006_C2285_PHOTO_EN_6378.jpg

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For further information: Inquiries: Westport Innovations Inc., Darren Seed, Vice President, Capital Markets & Communications, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Cummins Inc., Jon Mills, External Communications, Phone: 317-658-4540, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:05e 06-OCT-14